Exhibit 99.1

TransAlta Responds to 13D Filing

CALGARY, March 15, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or "the Company") (TSX:TA) (NYSE:TAC) acknowledged the joint 13D filing made today by Mangrove Partners, a New York-based investment manager, and Bluescape Energy Partners/Cove Key Bluescape, a U.S.-based private investment firm.

"TransAlta values constructive input from all of our shareholders, including Mangrove and Bluescape," said Ambassador Gordon D. Giffin, Chair of the Board of TransAlta. "We have spoken to Mangrove and Bluescape and will continue to engage in discussions with them as we carefully consider their views. We will update shareholders in due course."

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

View original content:http://www.prnewswire.com/news-releases/transalta-responds-to-13d-filing-300813488.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2019/15/c5707.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 20:28e 15-MAR-19